GIVEN IMAGING LTD.

New Industrial Park
Yoqneam, Israel 20692

July 15, 2009

Dear Shareholder:

You are cordially invited to attend the 2009 Annual General Meeting of Shareholders of Given Imaging Ltd. on August 11, 2009, beginning at 4:00 p.m., local time, at the Company’s principal offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel. We look forward to greeting as many of you as can attend the Annual General Meeting.

Holders of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. The Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Annual General Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the Annual General Meeting of Shareholders. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please complete, sign, date and promptly mail in the accompanying envelope the enclosed proxy card in accordance with the instructions on your proxy card.

Very truly yours,

Israel Makov
Chairman of the Board of Directors

GIVEN IMAGING LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Given Imaging Ltd.:

The Annual General Meeting of Shareholders of Given Imaging Ltd. (the “Company”) will be held at the Company’s principal offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on August 11, 2009, at 4:00 p.m., local time, for the following purposes:

1.	To elect the directors of the Company to serve until the next Annual General Meeting of Shareholders (“Proposal 1”);
2.	To approve compensation terms of the President and Chief Executive Officer of the Company (“Proposal 2”);
3.	To approve the Company’s 2009 Equity Incentive Plan (“Proposal 3”);
4.	To extend the term of certain outstanding stock options previously granted to directors of the Company (other than the external directors) under the Company’s 2006 Equity Incentive Plan (“Proposal 4”);
5.	To reappoint the firm of Somekh Chaikin, a member of KPMG International (“KPMG”), as the Company’s independent auditors until the Company’s next Annual General Meeting of Shareholders, and to authorize the Company’s Audit Committee and Board of Directors to determine their remuneration (“Proposal 5”);
6.	To receive and consider a report from management and the Financial Statements of the Company for the fiscal year ended December 31, 2008; and
7.	To act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on July 9, 2009 are entitled to notice of, and to vote at, the Annual General Meeting of Shareholders.

We look forward to greeting those shareholders present at the Annual General Meeting of Shareholders personally. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. ACCORDINGLY YOU ARE KINDLY REQUESTED TO COMPLETE, DATE, SIGN AND PROMPTLY MAIL IN THE ACCOMPANYING ENVELOPE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, OR TO VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD.

If you are present at the Annual General Meeting of Shareholders and desire to vote in person, you may revoke your appointment of proxy at the meeting and vote your shares in person.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel-Aviv Stock Exchange, may also vote through the enclosed form of proxy by completing, signing, dating and promptly mailing the enclosed proxy card with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate signed by a recognized financial institution, confirming their ownership of the Company’s shares on the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices must be in English and may be sent to the Company’s offices at the address above. Such Position Notices must be received by the Company no later than July 30, 2009. By Order of the Board of Directors,

Israel Makov
Chairman of the Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying form of proxy are being furnished to holders of ordinary shares, par value NIS 0.05 each (“ordinary shares”), of Given Imaging Ltd., an Israeli corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the 2009 Annual General Meeting of Shareholders of the Company to be held on August 11, 2009, at 4:00 p.m., local time, at the Company’s principal offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the “Annual Meeting ”). This Proxy Statement and the accompanying form of proxy are being first mailed to shareholders on or about July 15, 2009.

The Proxy

Nachum Shamir, Yuval Yanai and Ido Warshavski, or any of them, have been nominated as proxies, with full power of substitution, by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

All ordinary shares represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to or at the Annual Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

A shareholder may revoke his, her or its proxy: (i) by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy, a written notice canceling the proxy or appointing a different proxy; (ii) upon receipt by the Chairman of the Annual Meeting of written notice from such shareholder of the revocation of his, her or its proxy prior to the Annual Meeting; or (iii) by attending and voting in person at the Annual Meeting. Attendance without voting at the General Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

Shareholders of record who held ordinary shares at the close of business in the United States on July 9, 2009 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual Meeting, but may not actually vote their shares in person at the meeting except for shareholders who hold shares through members of the Tel-Aviv Stock Exchange in Israel, who may participate and vote at the Annual Meeting if they confirm their ownership as required by the Israeli Companies Law of 1999, as amended (the “Companies Law”). The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card allowing you to direct the holder of record on how to vote your shares.

Shareholders registered in the Company’s shareholders registry and shareholders who hold shares through members of the Tel-Aviv Stock Exchange, may also vote through the enclosed form of proxy by completing, signing, dating and promptly mailing the proxy card with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and who intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate signed by a recognized financial institution, confirming their ownership of the Company’s shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

As of July 9, 2009 there were 29,258,785 ordinary shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the Annual Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the Company’s voting share capital. Under Israeli law and the Company’s Articles of Association, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as broker non-votes and abstentions do not constitute voting shares represented at the meeting in person or by proxy, other than with respect to determining whether a quorum is present.

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on each proposal is necessary for the approval of each proposal. Only ordinary shares that are voted on such matter will be counted towards determining whether such matter is approved by shareholders. Ordinary shares present at the Annual Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend the Annual Meeting shall be conferred upon all of the joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the senior among the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company’s shareholder registry.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to such rules.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of ordinary shares as of May 31, 2009, unless indicated otherwise, for: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares and (2) all of the Company’s directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of May 31, 2009. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of shares Beneficially Owned	Percentage of shares Beneficially Owned
IDB Holding Corporation Ltd.(1)	14,184,348	48.5%
HealthCor Management L.P.(2)	2,487,855	8.5%
Morgan Stanley and FrontPoint Partners LLC(3)	1,984,438	6.8%
All directors and executive officers as a group(4)	16,291,141	55.6%

(1)	Based on a Schedule 13D/A filed on March 3, 2009 and on information provided to us supplementally, this number consists of 6,802,710 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, 4,719,528 ordinary shares owned by Discount Investment Corporation Ltd., or DIC, and 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC.

Based on such Schedule 13D/A, this number does not include (i) 766,649 ordinary shares held for members of the public through mutual funds, provident funds, pension funds, exchange traded funds and insurance policies which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or CIEH, a subsidiary of IDB Development Corporation, or IDBD, and (ii) 210 ordinary shares which are held by unaffiliated third-party client accounts managed by Epsilon Investment House Ltd., an indirect subsidiary of IDBD, as portfolio managers.

Based on such Schedule 13D/A, Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the 2,662,110 ordinary shares owned by RDC. In addition, Elron and DIC are parties to a voting agreement pursuant to which, among other things, Elron shares the power to vote 4,719,528 Ordinary Shares owned by DIC and, therefore, may be deemed to be the beneficial owner of a total of 14,184,348, or 48.5% of our ordinary shares. This voting agreement was entered into on September 29, 2003 with a term of one year and renews automatically annually thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

Based on the Schedule 13D/A filed on March 3, 2009 and on information provided to us supplementally, as of January 12, 2009, DIC owned approximately 48.7% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. As of such date, IDB Holding Corporation Ltd., or IDBH, owned 86.8% of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owned 74.45% of the outstanding shares of DIC. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron. The address of each of DIC, IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of RDC is Building 7, New Industrial Park, Yoqneam 20692, Israel. The address of Elron is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. IDBH, IDBD and DIC are public companies traded on the Tel-Aviv Stock Exchange. Elron is a public company traded on the Tel-Aviv Stock Exchange and on the Nasdaq Global Select Market.

As of January 12, 2009, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.23% of the outstanding shares of IDBH; (iii) Ytzhak Dankner (the father of Shelly Bergman and Nochi Dankner), through a wholly-owned subsidiary, held approximately 3.32% of IDBH’s shares; (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDBH; and (v) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor and Isaac Manor, held, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to their shares of IDBH constituting, respectively, 31.02%, 10.34% and 10.34% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Based on the foregoing, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, Isaac Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by these entities.

Nochi Dankner is Chairman and Chief Executive Officer of IDBH, the Chairman of IDBD and DIC. Rona Dankner, the daughter of Nochi Dankner, is a director of Elron. Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman and the wife of Yitzhak Dankner, is a director of IDBH, IDBD and DIC. Isaac Manor and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD and Elron. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel-Aviv 69697, Israel. The address of Ruth Manor and Isaac Manor is 26 Hagderot Street, Savyon 56526, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 72102, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

(2)	Based on a Schedule 13G/A filed on February 17, 2009, HealthCor, L.P., Healthcor Offshore Master Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P., each a “Fund” and together, the “Funds,” are the beneficial owners of a total of 2,487,855 of our ordinary shares. By virtue of their position as feeder funds, HealthCor Offshore, Ltd. and HealthCor Hybrid Offshore, Ltd. may be deemed beneficial owners of the ordinary shares owned by HealthCor Offshore Master Fund, L.P., and HealthCor Hybrid Offshore Master Fund, L.P., respectively. HealthCor Offshore GP, LLC is the general partner of HealthCor Offshore Master Fund, L.P. Accordingly, HealthCor Offshore GP, LLC may be deemed to beneficially own the ordinary shares that are beneficially owned by HealthCor Offshore Master Fund, L.P. HealthCor Group, LLC is the general partner of HealthCor Offshore GP, LLC and, therefore, may be deemed to beneficially own the ordinary shares that are beneficially owned by HealthCor Offshore Master Fund, L.P. HealthCor Hybrid Offshore GP, LLC is the general partner of HealthCor Hybrid Offshore Master Fund, L.P. Accordingly, HealthCor Hybrid Offshore GP, LLC may be deemed to beneficially own the ordinary shares that are beneficially owned by HealthCor Hybrid Offshore Master Fund, L.P. HealthCor Group, LLC is the general partner of HealthCor Hybrid Offshore GP, LLC and, therefore, may be deemed to beneficially own the ordinary shares that are beneficially owned by HealthCor Hybrid Offshore Master Fund, L.P. By virtue of its position as the investment manager of the Funds, HealthCor Management, L.P. may be deemed a beneficial owner of all the ordinary shares owned by the Funds. HealthCor Associates, LLC is the general partner of HealthCor Management, L.P. and thus may also be deemed to beneficially own the ordinary shares that are beneficially owned by the Funds. HealthCor Group LLC is the general partner of HealthCor Capital, L.P., which is in turn the general partner of HealthCor, L.P. Accordingly, each of HealthCor Capital L.P. and HealthCor Group, LLC may be deemed to beneficially own the ordinary shares that are beneficially owned by HealthCor, L.P. As the managers of HealthCor Associates, LLC, Arthur Cohen and Joseph Healey exercise both voting and investment power with respect to the ordinary shares indicated herein, and therefore each may be deemed a beneficial owner of such ordinary shares. Each of the persons and entities mentioned above disclaims any beneficial ownership of any such ordinary shares in excess of their actual pecuniary interest therein.

(3)	Based on Schedule 13G filed on February 17, 2009, Morgan Stanley and its wholly-owned subsidiary FrontPoint LLC, an investment advisor, own 1,984,438 of our ordinary shares.
(4)	Includes 14,184,348 ordinary shares beneficially owned by DIC, Elron and RDC as well as 2,106,792 ordinary shares and options to purchase ordinary shares beneficially owned by directors and officers in their personal capacities or by their nominees. The Company’s directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1 — ELECTION OF DIRECTORS (EXCEPT EXTERNAL DIRECTORS)

The Company’s Board of Directors currently consists of eight members. Messrs. James Cornelius and Michael Grobstein have been elected to serve as the Company’s external directors under the Companies Law until December 2010. Each of the other directors serves until the next Annual Meeting following the Annual Meeting or Special General Meeting at which such director was elected, or until his or her earlier removal pursuant to a resolution of the holders of a majority of the voting power represented at a Special General Meeting in person or by proxy.

The Company complies with the Nasdaq Global Market listing requirements, under which a majority of the members of the Company’s Board of Directors (including all members of the Audit Committee) are required to be independent, as that term is defined in the rules of the Nasdaq Global Market. The Company’s Board of Directors has determined that all of the Company’s directors, except for Messrs. Makov and Shamir, qualify as independent directors in accordance with the applicable rules.

The Board of Directors has nominated for reelection the following persons to serve as directors of the Company until the next Annual General Meeting of Shareholders: Israel Makov, who will serve as the Chairman of the Board; Dennert O. Ware; Arie Mientkavich; Doron Birger; Nachum Shamir; and Prof. Anat Loewenstein.

Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors. Each of the above named nominees has signed statements as required under the Companies Law, which will be presented prior to or at the meeting upon request.

Nominees For Reelection at the Annual Meeting

Nominee	Business Experience
Israel Makov	Israel Makov, age 70, has served as the Chairman of the Company’s Board of Directors since July 2007. Prior to joining the Company, Mr. Makov served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. from April 2002 until March 2007 and is currently serving as Advisor to the Board of Directors of Teva. Previously he served as Teva’s Chief Operating Officer from January 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995 until 1999. Prior to joining Teva, Mr. Makov was Chief Executive Officer of Gottex Ltd. from 1993 until 1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991 until 1993 and Chairman of Axiom Ltd. from 1987 until 1991. Mr. Makov also serves as the Chairman of Netafim Ltd., a leader in the irrigation field. Mr. Makov was also a director of Bank Hapoalim Ltd. from October 2002 until February 2006 and a director of Ramot at Tel-Aviv University from 2001 until January 2006. He also has been one of the founders and a director of the INNI-Israel National Nanotechnology Initiative since 2003. Mr. Makov has also served on the Board of Governors of the Technion — Israel Institute of Technology since 2006 and on the Board of Governors of the Weizmann Institute of Science since 2007. He also serves as the President of the Friends of Schnieder Children’s Medical Center of Israel and also the Chairman of the Board of the Institute for Policy and Strategy at the Interdisciplinary Center, or IDC, in Herzliya since 2008. Mr. Makov holds a B.Sc. in Agriculture and M.Sc. in Economics from the Hebrew University of Jerusalem.

Nominee	Business Experience
Dennert O. Ware	Dennert (Denny) O. Ware, age 67, has served as a director since July 2007. Since April 2008, Mr. Ware has also been a director of Pelikan Technologies, Inc., a company developing products for the self monitoring blood glucose business. Prior to joining the Company, Mr. Ware served as a Director, President and Chief Executive Officer of Kinetic Concepts, Inc., or KCI, from April 2000 until December 2006. Before joining KCI, he served as President and CEO of Boehringer Mannheim Corporation, a market leader in medical diagnostic equipment. He joined Boehringer in 1972 as Vice President of Technical Affairs of DePuy, Boehringer’s Orthopedic Division. He later held senior management positions in the Diagnostic Division and became President and CEO of Boehringer Mannheim’s North American operations in 1997, a position he held until the acquisition of Boehringer Mannheim Group by Hoffman La Roche in 1998. After this acquisition, Mr. Ware continued on as President and CEO of Roche Diagnostics Corp. until the end of 1999. Mr. Ware holds a BSChE degree from Purdue University and an M.B.A. from Indiana University.
Arie Mientkavich	Arie Mientkavich, age 66, has served as a director since July 2007. Mr. Mientkavich has also served as Chairman of the Board of Directors of Elron Electronic Industries Ltd., or Elron, since January 2007 and in parallel as Chairman of the Boards of RDC Rafael Development Corporation Ltd., or RDC, and Clal Tourism Ltd. Mr. Mientkavich has also been Chairman of the Board of Directors of Gazit Globe (Development) Ltd. and Deputy Chairman of IDB Holding Corporation Ltd. since 2006 and Deputy Chairman of Gazit Globe Ltd. since 2005. Prior to this, from 1997 through January 2006, Mr. Mientkavich served as Chairman of the Board of Directors of Israel Discount Bank Ltd. and its major subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Management Provident Funds. Between 1987 and 1997, Mr. Mientkavich served as Active Chairman of the Board of the Israel Securities Authority – the Israeli equivalent of the United States Securities and Exchange Commission. Prior to that, from 1979 through 1987, he was the General Counsel of the Israeli Ministry of Finance. Mr. Mientkavich holds a B.A. and LL.B. in Political Science and Law, respectively, from the Hebrew University of Jerusalem and is a member of the Israeli Bar Association.
Doron Birger	Doron Birger, age 58, has served as a director since June 2000 and was Chairman of the Board of Directors from August 2002 until July 2007. Mr. Birger served as Chief Executive Officer of Elron from August 2002 until May 1, 2009. Prior to that, he held other executive positions at Elron, including President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Until May 1, 2009, Mr. Birger was a director of RDC and a director or chairman of the board of directors of many privately held companies in the Elron group in the fields of medical devices, semiconductors and communication. From 1991 to 1994, Mr. Birger was Chief Financial Officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University of Jerusalem.

Nominee	Business Experience
Nachum Shamir	Nachum Shamir, age 55, has served as the Company’s President and Chief Executive Officer and a director since April 2006. Prior to joining the Company, Mr. Shamir served as Corporate Vice President of Eastman Kodak Company and as the President of Eastman Kodak’s Transaction and Industrial Solutions Group, which includes several business units, including Kodak Versamark, Inc. (whose operations were previously those of Scitex Digital Printing Inc.) of which Mr. Shamir was President and Chief Executive Officer. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex Corporation. From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. From 1993 until 1994 he was with the Hong Kong-based Scitex Asia Pacific (H.K.) Ltd. Before joining Scitex, Mr. Shamir held senior management positions at various international companies mainly in the Asia Pacific regions. Mr. Shamir holds a B.Sc. from the Hebrew University of Jerusalem and an M.P.A. from Harvard University.
Prof. Anat Loewenstein	Prof. Anat Loewenstein, age 50, has served as a director since August 2005. Prof. Loewenstein completed her training at Johns Hopkins University Hospital in Baltimore in 1996. She has been the Director of the Department of Ophthalmology, Tel-Aviv Medical Center since January 2000, Vice Dean of the Sackler School of Medicine, Tel-Aviv University since September 2006 and a Professor at the Sackler School of Medicine since April 1999. In addition, since 2000, Prof. Loewenstein has been a member of the Advisory Board of Notal Vision Ltd., a medical device company in the area of diagnostic ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument in diagnostic ophthalmology. She is the principal investigator in multiple multicenter drug and device studies for Pfizer, Novartis, Roche and Zeiss and serves as a consultant to Allergan, Inc. and Novartis. She is a member of the Institutional Review Board of the Israeli Ministry of Health. Prof. Loewenstein holds an M.D. from the Hebrew University of Jerusalem and an M.A. in Health Administration from Tel-Aviv University.

It is proposed that, at the Annual Meeting, the following resolution be adopted by shareholders:

“RESOLVED, that Israel Makov, Dennert O. Ware, Arie Mientkavich, Doron Birger, Nachum Shamir and Prof. Anat Loewenstein be, and they hereby are, reelected to serve as directors of the Company, each of them until the next Annual General Meeting of Shareholders or until his/her earlier removal under the Israeli Companies Law of 1999 and the Company’s articles of association.”

The affirmative vote of the holders of a majority of the voting power represented and voting at the Annual Meeting, in person or by proxy, on this Proposal 1, is necessary to elect each of the above named nominees as directors.

The Board of Directors recommends that shareholders vote “FOR” the proposal to elect each of the above-named nominees as directors.

PROPOSAL 2 — COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

The Company is submitting for approval the 2009 compensation terms of Mr. Nachum Shamir, our President and Chief Executive Officer, who is also a director.

The Company’s Audit Committee and Board of Directors have approved an annual base salary in the amount of $416,000 to Mr. Shamir, similar to the annual base salary previously approved by the shareholders. For fiscal year 2009, Mr. Shamir has volunteered to reduce his annual base salary by 10% to $374,400 as part of the Company’s commitment and efforts to control operating expenses at times of a global economic crisis.

In addition, the Company’s Audit Committee and Board of Directors approved for Mr. Shamir (1) a cash bonus of $361,000 relating to our results in 2008, which Mr. Shamir has also volunteered to reduce by 10% to $326,000, and (2) a grant of options to purchase 125,000 ordinary shares, at an exercise price equal to the closing price of ordinary shares on the Nasdaq Global Market on the date shareholders approve the grant, vesting in four equal installments beginning on the first anniversary of the date of the grant. These stock options will expire six years following the date of grant. This grant will be made under the Company’s 2006 Equity Incentive Plan.

It is proposed that, at the Annual Meeting, the following Resolution be adopted by shareholders:

RESOLVED, that an annual base salary of $416,000 to Mr. Shamir, the President and Chief Executive Officer of the Company, be, and it hereby is approved in all respects and shall continue in effect until otherwise resolved; and further

RESOLVED, that a bonus to Mr. Shamir in the amount of $326,000 in respect of fiscal year 2008, be, and it is hereby approved in all respects; and further

RESOLVED, that a grant of 125,000 options to Mr. Shamir, as described in this Proxy Statement, be, and it hereby is, approved in all respects.

The Company wishes to inform shareholders that the Audit Committee and the Board of Directors have approved a bonus plan for fiscal 2009 for the Chief Executive Officer under which he may receive a bonus of up to 200% of his base annual salary (a similar cap was also in place under the 2008 bonus plan), with the actual amount to be determined at the discretion of the Board of Directors, based on achievement of certain personal and company performance targets defined in such bonus plan for 2009. For purposes of calculating the 2009 bonus, Mr. Shamir’s voluntary reduction of his annual base salary will be disregarded. The actual amount of the 2009 bonus, if any, will be submitted for the approval of the shareholders at the 2010 Annual General Meeting of Shareholders.

Approval of the foregoing resolution concerning the compensation of the President and Chief Executive Officer requires the affirmative vote of the holders of a majority of the voting power represented and voting at the Annual Meeting, in person or by proxy, on this Proposal 2.

The Audit Committee and the Board of Directors recommend that shareholders vote “FOR” the proposal to approve Mr. Shamir’s compensation terms, as described above.

PROPOSAL 3 — APPROVAL OF THE COMPANY’S 2009 EQUITY INCENTIVE PLAN

The Company is seeking to adopt a new equity plan to be named the “2009 Equity Incentive Plan” (the “Plan”), which is attached to this Proxy Statement as Exhibit A. The Plan has already been approved by the Company’s Compensation and Nominating Committee and the Board of Directors, subject to approval by the shareholders.

Background

The Board of Directors believes that equity awards constitute an integral part of the Company’s benefits program and provide a critical incentive for qualified directors, officers and employees to join or remain employed by the Company. The Company currently has the 2006 Equity Incentive Plan (the “2006 Plan”); however, only 28,000 shares will remain available for grant under the 2006 Plan as of the date of the Annual Meeting (giving effect to the grants proposed in this Proxy Statement). This is an insufficient number to satisfy the expected need for equity awards over the next few years. To be able to attract and retain qualified individuals using equity incentives, it is necessary to adopt this new Plan in lieu of the 2006 Plan.

The availability of sufficient equity awards is particularly important at the present time. In recent years, the Company has continued to invest in research and development and growth initiatives in order to strengthen its competitive position. The Company considers its directors, officers and employees, as essential contributors to these efforts and to prepare for future success. In addition, many of the Company’s employees are engineers, scientists and other specialists who are working on important multi-year research and development and other projects or who have skills that they have developed over the years that will be difficult to replace.

If shareholders do not approve the Plan, the Company will not be able to grant options and other equity awards to attract and retain key officers and employees in the ordinary course of business.

Key Terms of the Plan

The Plan provides for the grant of equity awards, such as options to purchase our ordinary shares or awards of restricted stock to the Company’s (and its subsidiaries’) eligible employees, directors and consultants. The Plan is administered by the Company’s Board of Directors and Compensation and Nominating Committee. The Plan contains provisions relating to the vesting, price, exercise and other terms of awards; however, in many cases our Compensation and Nominating Committee has authority to grant awards under different terms at its discretion. A total of 1,000,000 authorized but unissued ordinary shares will be reserved for issuance under the Plan.

The Plan permits the Company to grant a number of equity instruments, such as options, restricted stock, restricted stock units and stock appreciation rights. Option awards under this plan must be granted at no less than the fair market value of the Company’s ordinary shares on the date of the grant and the term of the awards may not exceed ten years.

Generally, where a grant of an award under the Plan is the first grant of equity to a particular person, 50% of the award is exercisable on the second anniversary of the date of grant, and 25% becomes exercisable on each of the third and fourth anniversaries of the date of the grant. In cases of subsequent grants to a recipient, awards vest in four equal installments beginning with the first anniversary of the grant. To the extent the awards have vested, they may be exercised in whole or in part from time to time until their expiration.

Upon the termination of employment or service of participating employees and consultants, all unvested awards are cancelled. All vested awards may be exercised within 180 days following termination. All vested awards not exercised within this period are automatically forfeited and cancelled. Unvested awards to non-employee directors whose service is terminated or discontinued for any reason other than for cause and who have been members of the Company’s Board of Directors for more than five years, will automatically vest and become exercisable immediately prior to termination or discontinuation of service. These vested awards may be exercised within 180 days following termination of service, except in cases of where termination or discontinuation of service is a result of statutory requirements, death, disability or other circumstances of forced cessation of service, in which case awards may be exercised at any time until their expiration date. In a case of termination for cause of a plan participant, all awards, whether vested or unvested, are automatically forfeited and cancelled.

Under the Plan, in the event of an acquisition, merger or other change of control events in which the Company is not the surviving entity and the acquiring entity does not agree to assume the awards, all outstanding, but unvested, awards of each plan participant having been employed by the Company at least one year, will be accelerated and exercisable, ten days prior to the completion of the acquisition or merger. In addition, if the employment of a particular holder of outstanding awards is terminated by the Company as of or during the 12-month period following an acquisition or merger, all unvested awards of such holder will be automatically accelerated and exercisable, subject to certain adjustments and exceptions.

Awards granted under the Plan to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards or the ordinary shares issued upon their exercise must be deposited with a trustee for at least two years following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares. Awards granted under Section 102 may qualify for certain tax benefits under the Israeli Tax Ordinance.

Options granted under the plan to U.S. residents may also qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended. The exercise price for incentive stock options must not be less than the fair market value on the date the option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

Proposed Resolutions

It is proposed that, at the Annual Meeting, the following Resolution be adopted by shareholders:

“RESOLVED that the Company’s 2009 Equity Incentive Plan be, and it hereby is, approved in all respects; and

RESOLVED, that 1,000,000 shares will be reserved for issuance under the 2009 Plan.”

The approval of the Plan requires the affirmative vote of the holders of a majority of the voting power represented and voting at the Annual Meeting, in person or by proxy, on this Proposal 3.

The Board of Directors recommends that shareholders vote “FOR” the approval of the Plan, as described above.

PROPOSAL 4 — EXTENSION OF THE TERM OF CERTAIN OUTSTANDING STOCK OPTIONS OF COMPANY DIRECTORS (OTHER THAN THE EXTERNAL DIRECTORS)

The Company is seeking approval to extend the term of outstanding stock options previously granted to Company directors (other than the external directors) under the Company’s 2006 Equity Incentive Plan (the “2006 Plan”) with an expiration date of five years after the date of grant (the “Five-Year Options”), by two additional years.

Between May 2006 and June 2008, based on shareholders’ approval, a total of 683,000 Five-Year Options were granted to directors of the Company (including the Company’s President and Chief Executive Officer and excluding the external directors) under the Company’s 2006 Plan. Because of the significant decline in the market price of the Company’s ordinary shares, which the Company believes was in part due to reasons beyond the control of the Company, such as the global economic downturn, substantially all of Five-Year Options granted to directors under the 2006 Plan are underwater. Under these circumstances, the Company believes it is important to extend the term of such Five-Year Options by two additional years and increase the probability that directors will be able to benefit from possible future appreciation of the value of the Company’s ordinary shares.

The Company believes this potential benefit is important to facilitate the retention of its directors. The Company’s directors had served on the Board of Directors for a number of years and have acquired significant knowledge of the Company’s business and industry. They also are very experienced individuals with current or past service as top executives of large public corporations, top accounting and finance professionals, top government officials and a leading medical practitioner. In addition, directors have growing responsibilities and work load due to the growing complexity of the business of the Company, corporate governance requirements and the regulatory environment.

It is therefore proposed that, at the Annual Meeting, the following resolution be adopted by shareholders:

“RESOLVED that the term of all outstanding stock options previously granted to Company directors (other than the external directors) under the 2006 Plan with an expiration date of five years from the date of grant, be, and it hereby is, extended by two additional years until the seventh anniversary of the date of grant.”

The approval of this resolution requires the affirmative vote of the holders of a majority of the voting power represented and voting at the Annual Meeting, in person or by proxy, on this Proposal 4.

The Board of Directors recommends that shareholders vote “FOR” the approval of the Plan, as described above.

PROPOSAL 5 — APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER OF
KPMG INTERNATIONAL, AS THE COMPANY’S INDEPENDENT AUDITORS UNTIL THE NEXT
ANNUAL GENERAL MEETING AND AUTHORIZATION TO DETERMINE COMPENSATION

The Company is submitting for approval the appointment of Somekh Chaikin (“Somekh Chaikin”), a member of KPMG International (“KPMG”), as its independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2009 and to serve as its independent auditors until the next Annual General Meeting of Shareholders, and the authorization of the Company’s Audit Committee and Board of Directors to determine their remuneration.

The following table sets forth fees for professional audit services rendered by Somekh Chaikin, for the audit of our financial statements for the years ended December 31, 2007 and 2008, and fees billed for other services rendered by Somekh Chaikin, including through other offices of KPMG worldwide:

	2007	2008
	(in thousands)
Audit fees	$465	$519
Audit-related fees(1)	283	15
Tax fees(1)	233	252
All other fees	3	—
Total	$984	$786

(1)	“Audit-related fees” in 2007 are related principally to analysis of the accounting for U.S. income tax.
(2)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, and work regarding transfer prices.

In accordance with the Company’s pre-approval policy, the Audit Committee pre-approved all audit and non-audit services provided to the Company and to its subsidiaries during the periods listed above. Audit services must be pre-approved by all members of the Audit Committee. The authority to pre-approve non-audit services has been delegated to the Chairman of the Audit Committee. Any services pre-approved by the Chairman are reported to the full Audit Committee at its next scheduled meeting.

Representatives of Somekh Chaikin will not be present at the Annual Meeting.

It is proposed that, at the Annual Meeting, the following Resolution be adopted by shareholders:

“RESOLVED that the Company’s independent auditors, Somekh Chaikin, a member of KPMG International be, and they hereby are, reappointed as independent auditors of the Company to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2009 and to serve as its independent auditors until the next Annual General Meeting of Shareholders of the Company and that the Audit Committee and Board of Directors be, and hereby are, authorized to determine the remuneration of said auditors.”

An affirmative vote of a majority of the voting power represented and voting at the Annual Meeting, in person or by proxy, on this Proposal 4, is required for the appointment of Somekh Chaikin as the Company’s independent auditors until the next Annual General Meeting of Shareholders, and for the authorization of the Company’s Audit Committee and Board of Directors to determine Somekh Chiakin’s remuneration.

The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the appointment of the Company’s independent auditors, subject to shareholder approval.

Accordingly, the Board of Directors recommends that shareholders vote “FOR” this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee is comprised solely of independent directors, as defined by the rules of the SEC and the Nasdaq Global Market, and operates under a written charter, a copy of which can be found on the Company’s website at www.givenimaging.com.

The Audit Committee includes at least one member who was determined by the Board of Directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules. Michael Grobstein, an independent director, is the member of the Audit Committee who has been determined to be an audit committee financial expert. Shareholders should understand that this designation is an SEC disclosure requirement related to Mr. Grobstein’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Grobstein any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

The primary focus of the Audit Committee is to assist the Board of Directors in its general oversight of the Company’s financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent auditor is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditor, nor can the Audit Committee certify that the independent auditor is “independent” under applicable rules.

In this context, the Audit Committee has met and held discussions with management, the Company’s internal auditor and the independent auditor. Management represented to the Audit Committee that the audited financial statements of the Company, included in the Company’s Annual Report to Shareholders for the year ended December 31, 2008, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditor. The Audit Committee discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended.” The Audit Committee’s discussions with the internal and independent auditor were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditor required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communications with the Audit Committee concerning independence and discussed with the independent auditor the auditor’s independence. The Audit Committee approved the fees for audit, audit-related and non-audit services provided by the independent auditor, and evaluated the types of non-audit services performed, including whether or not those services were compatible with the independent auditor’s independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the SEC. The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the appointment of the Company’s independent auditor, subject to shareholder approval.

Submitted by the Audit Committee of the Company’s Board of Directors:

Michael Grobstein, Chairman
James M. Cornelius
Dennert O. Ware

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the Company’s 2010 Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law of 1999 in order to have a proposal presented thereat. Under the Israeli Companies Law of 1999, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal in a future Annual General Meeting of Shareholders, provided that such proposal is appropriate for discussion in such meeting.

With respect to the Company’s 2010 Annual Meeting of Shareholders, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company’s Proxy Statement by January 31, 2010, the Company will not include such proposal in the agenda for the 2010 Annual Meeting of Shareholders.

REPORT OF THE BOARD OF DIRECTORS

At the Annual Meeting, the Board of Directors will provide a management report which will include a discussion of the Company’s consolidated financial statements for the year ended December 31, 2008.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company filed its Annual Report for the year ended December 31, 2008 on Form 20-F with the Securities and Exchange Commission on March 31, 2009. In addition, the Company filed a number of press releases and transcripts of its investor conference calls on Form 6-K. Shareholders may obtain a copy of these documents, along with a letter to shareholders from our Chairman of the Board of Directors and our President and Chief Executive Officer, without charge, at www.givenimaging.com.

By Order of the Board of Directors,

Israel Makov,
Chairman of the Board of Directors

Yoqneam, Israel
Date: July 15, 2009

EXHIBIT A

2009 Equity Incentive Plan

GIVEN IMAGING LTD.
2009 EQUITY INCENTIVE PLAN

This Given Imaging 2009 Equity Incentive Plan (hereinafter called the “Plan”) was adopted by the Board of Directors of Given Imaging Ltd., an Israeli corporation (hereinafter called the “Company”) on July 2, 2009. The Plan was approved by the Company’s Shareholders on [DATE], and the Plan became effective on [DATE].

ARTICLE 1

PURPOSE

The purpose of the Plan is to attract and retain the services of able persons as Employees, Consultants, and Non-Employee Directors of the Company and its Subsidiaries, and to provide such persons with a proprietary interest in the Company through the granting of Options, SARs, Restricted Stock, and RSUs, whether granted singly, or in combination, or in tandem, that will (a) increase the interest of such persons in the Company’s success, and (b) furnish an incentive to such persons to continue their services for the Company and/or Subsidiary.

ARTICLE 2

DEFINITIONS

For purposes of the Plan, unless the context requires otherwise, the following terms shall have the meanings indicated:

2.1 “3(i) Option” means an Option granted to an Israeli Participant under the terms of Section 3(i) of the Ordinance that does not qualify as a 102 Award.

2.2 “102 Award” means an Option or other award granted to an Israeli Participant that is intended to qualify for special tax treatment under Section 102(b)(2) (the “Capital Track”) or Section 102(b)(1) (the “Income Track”) of the Ordinance.

2.3 “102 Track Election” means the right of the Company to elect either the “Capital Track” under Section 102(b)(2) or the “Income Track” under Section 102(1) of the “Capital Track”.

2.4 “Award” means the grant hereunder of any 102 Award, 3(i) Option, Incentive Stock Option, Non-qualified Stock Option, SAR, Restricted Stock, Restricted Stock Unit, or Other Award, whether granted singly, in combination or in tandem (each individually referred to herein as an “Award”).

2.5 “Award Agreement” means a written agreement between a Participant and the Company or any other written notice of an Award, which sets out the terms of the grant of an Award.

2.6 “Award Period” means the period during which one or more Awards granted under an Award Agreement may be exercised or earned.

2.7 “Board” means the Board of Directors of the Company.

2.8 “Cause” shall mean (i) a material breach of a Participant’s agreement or duty towards the Company or any Subsidiary, including the Participant not acting in good faith towards the Company or any Subsidiary, (ii) embezzlement of funds of the Company or its Subsidiaries or any act of fraud against the Company or it Subsidiaries, and (iii) any conduct (other than conduct in good faith) reasonably determined by the Committee to be materially detrimental to the Company or any Subsidiary. The Committee, in its sole discretion, shall determine if a Participant’s termination or employment of cessation of services is for “Cause.”

2.9  “Change of Control” shall mean, unless otherwise defined in an Award Agreement, the occurrence of an event described in paragraph (a), (b), or (c) below:

(a)  The acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the then outstanding Shares; provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a change of control:

(i)  Any acquisition directly from the Company;

(ii)  Any acquisition by the Company or by any affiliate (as defined in Rule 405 under the Securities Act) of the Company as of the date hereof;

(iii)  Any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or

(iv)  Any acquisition by any corporation pursuant to a transaction which complies with clauses (i) and (ii) of subsection (b) below.

(b)  Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”) unless, following such Business Combination:

(i)  All or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Shares immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the assets of the Company either directly or through one or more Subsidiaries); and

(ii)  No Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, more than 50% of the then outstanding voting securities of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the assets of the Company either directly or through one or more subsidiaries) except to the extent that such ownership existed prior to the Business Combination.

(c)  Notwithstanding paragraphs (a) or (b) above, with respect to Restricted Stock Units granted to Participants who are subject to U.S. income taxes, a change of control shall mean a “change of control” as defined in Section 409A of the Code.

2.10  “Code” means the U.S. Internal Revenue Code of 1986, as amended, together with the published rulings, regulations, and interpretations duly promulgated thereunder.

2.11  “Committee” means the Compensation and Nominating Committee of the Board or such other Committee appointed or designated by the Board to administer the Plan in accordance with Article 3 of this Plan.

2.12  “Company” means Given Imaging Ltd., an Israeli corporation, and any successor entity.

2.13  “Constructive Termination” means the occurrence, without a Participant’s prior consent, of any of the following during the one-year period commencing at a Change of Control: (a) a material reduction in such Participant’s base compensation; (b) a material adverse change in such Participant’s duties or responsibilities or the assignment of duties materially inconsistent with such Participant’s position; or (c) relocation of such Participant’s primary work location which would result in an increase of more than 50 miles to such Participant’s one-way commute. The Company shall have 30 days following delivery by such Participant of notice of Constructive Termination to cure the event or circumstance constituting Constructive Termination.

2.14  “Consultant” means each individual who performs services for the Company and/or any Subsidiary, and who is not an Employee or a Non-Employee Director.

2.15  “Covered Participant” means a Participant who is a “covered employee” as defined in Section 162(m)(3) of the Code, and the regulations promulgated thereunder, and any individual the Committee determines should be treated as such a covered employee.

2.16  “Date of Grant” means “date of grant” as determined under Financial Accounting Standards 123R, as amended and interpreted from time to time.

2.17  “Employee” means each individual who performs services for the Company and/or any Subsidiary, and who is determined to be an employee of the Company and/or such Subsidiary by the Committee, provided however that for the purposes of any grants pursuant to Section 102 of the Ordinance, “Employee” shall mean an employee or an officer of the Company and/or any Subsidiary, but excluding any Controlling Person, as such term is defined under Section 102 of the Ordinance (as such definition may change from time to time) or any Consultant.

2.18  “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.19  “Exercise Date” means the date specified in the Participant’s Exercise Notice, on which the Participant seeks to exercise an Option or SAR.

2.20  “Exercise Notice” means the written notice from the Participant to the Company notifying the Company that the Participant seeks to exercise an Option or SAR. The Exercise Notice shall set forth the number of Shares with respect to which the Stock Option or SAR is to be exercised, the Exercise Date, and such other terms as determined by the Committee in its sole discretion.

2.21  “Fair Market Value” of a Share means the closing price of a Share on an applicable date as quoted on any over-the-counter market or national securities exchange on which the Shares are then listed, or in the absence of a reported closing price for such date, the closing price on the next following day for which a closing sale is reported. In the event Shares are not quoted on a recognized over-the-counter market or stock exchange, Fair Market Value of a Share shall be the price per Share at which the Company last issued any of its Shares to a non-affiliated investor. Notwithstanding the preceding provision to the contrary, solely with respect to Shares granted pursuant to an ISO under this Plan, Fair Market Value shall be determined in accordance with Section 422(c)(7) of the Code.

2.22  “Incentive Stock Option” or “ISO” means an incentive stock option within the meaning of Section 422 of the Code, granted pursuant to this Plan.

2.23  “Non-Employee Director” means a member of the Board who is not an Employee.

2.24  “Non-qualified Stock Option” or “NQSO” means a stock option, granted pursuant to this Plan that is not intended to comply with the requirements set forth in Section 422 of the Code.

2.25  “Option” means either an 3(i) Option, 102 Option, ISO or NQSO.

2.26  “Option Price” means the price which must be paid by a Participant upon exercise of an Option to purchase a Share.

2.27  “Ordinance” means the Israeli Tax Ordinance (New Version) 5721-1961 and applicable Income Tax Rules (Tax Benefits in Shares Issuances to Employees) 5763, 2003.

2.28  “Other Award” means a right or other interest granted to a Participant that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, including unrestricted Shares or dividend equivalent rights; provided, that the grant of an Other Award may in the Committee’s discretion be conditioned upon prior receipt of appropriate governmental approvals.

2.29  “Participant” means an Employee, Consultant, or Non-Employee Director to whom an Award is granted under this Plan.

2.30  “Performance Goal” means the performance goals or objectives established by the Committee as a condition precedent to the vesting of an Award. The Performance Goals related to a Covered Participant are listed in Article 10 of this Plan. The Performance Goals related to a Participant who is not a Covered Participant shall be determined by the Committee in its sole discretion.

2.31  “Performance Period” means the time period designated by the Committee during which Performance Goals must be met.

2.32  “Person” means an individual, entity or group (within the meaning of Section I3(d)(3) or 14(d)(2) of the Exchange Act).

2.33  “Plan” means this Given Imaging Ltd. 2009 Equity Incentive Plan, as amended from time to time.

2.34  “Restricted Stock” means Shares issued or transferred to a Participant pursuant to Section 6.5 of this Plan which are subject to restrictions or limitations set forth in this Plan and in the related Award Agreement.

2.35  “Restricted Stock Unit” means a unit denominating a Share that gives the right to receive a payment in cash and/or Shares, and which is subject to restrictions, as described under Section 6.5 of the Plan.

2.36  “SAR” or “Stock Appreciation Right” means the right to receive a payment, in cash and/or Share, equal to the excess of the Fair Market Value of a specified number of Shares on the date the SAR is exercised over the SAR Price for such Shares.

2.37  “SAR Price” means the Fair Market Value of each Share covered by a SAR, determined by the Committee on the Date of Grant of the SAR.

2.38  “SEC” means the U.S. Securities and Exchange Commission.

2.39  “Securities Act” means the Securities Act of 1933, as amended.

2.40  “Shares” means the Company’s Ordinary Shares (nominal value NIS 0.05 per Share) or any shares substituted for such Ordinary Shares, which the Company is currently authorized to issue or may in the future be authorized to issue.

2.41  “Subsidiary” means (i) any corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (ii) any limited partnership, if the Company or any corporation described in item (i) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and (iii) any partnership or limited liability company, if the partners or members thereof are composed only of the Company, any corporation listed in item (i) above or any limited partnership listed in item (ii) above. “Subsidiaries” means more than one of any such corporations, limited partnerships, partnerships or limited liability companies. Notwithstanding the above, with respect to a 102 Award, the term “Subsidiary” means any corporation (other than the Company) that is considered to be an “employer company” under Section 102 of the Ordinance.

ARTICLE 3

ADMINISTRATION

3.1  The Committee shall administer the Plan unless otherwise determined by the Board. The Committee shall consist of at least two persons. Any member of the Committee may be removed at any time, with or without cause, by resolution of the Board. Any vacancy occurring in the membership of the Committee may be filled by appointment by the Board.

3.2  A majority of the Committee shall constitute a quorum, and the act of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the act of the Committee.

3.3  Subject to the provisions of applicable law, the Committee shall determine and designate from time to time the eligible persons to whom Awards will be granted and shall set forth in each related Award Agreement the Award Period, the Date of Grant, and such other terms, provisions, limitations, and Performance Goals, as are approved by the Committee, including, but not limited to, any rights of the Committee to cancel or rescind any such Award.

3.4  The Committee, in its discretion, shall (i) interpret the Plan, (ii) prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the Plan, and (iii) make such other determinations and take such other action as it deems necessary or advisable in the administration of the Plan, including but not limited to, creating sub-plans, and (iv) make a 102 Track Election from time to time. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties.

3.5  With respect to restrictions in the Plan that are based on the requirements of Section 422 of the Code, Section 162(m) of the Code, the rules of any exchange or inter-dealer quotation system upon which the

Company’s securities are listed or quoted, the provisions of the Ordinance, including regarding 102 Awards or any other applicable law, rule or restriction (collectively, “applicable law”), to the extent that any such restrictions are no longer required by applicable law, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such mandated restrictions and/or to waive any such mandated restrictions with respect to outstanding Awards.

3.6  The Board shall have residual authority to administer any issue or matter related to this Plan, and may also affect any authority granted to the Committee hereunder.

ARTICLE 4

ELIGIBILITY

The Committee, upon its own action, may grant, but shall not be required to grant, an Award to any Employee, Consultant, or Non-Employee Director. Awards may be granted by the Committee at any time and from time to time to new Participants, or to then Participants, or to a greater or lesser number of Participants, and may include or exclude previous Participants, as the Committee shall determine. Except as required by this Plan, different Awards need not contain similar provisions. The Committee’s determinations under the Plan (including without limitation the determination of the individual who is to receive an Award, the form, amount and timing of such Award, and the terms and provisions of such Award and the agreements evidencing the same) need not be uniform and may be made by it selectively among Employees, Consultants, or Non-Employee Directors who receive, or are eligible to receive, Awards under the Plan.

ARTICLE 5

SHARES SUBJECT TO PLAN

5.1  Total Shares Available.  Subject to adjustment as provided in Articles 13 and 14, the maximum number of Shares that may be delivered pursuant to Awards granted under the Plan is 1,000,000.

5.2  Source of Shares.  Shares to be issued may be made available from authorized but unissued Shares, Shares held by the Company in its treasury, or Shares purchased by the Company on the open market or otherwise. During the term of this Plan, the Company will at all times reserve and keep available a number of Shares that shall be sufficient to satisfy the requirements of this Plan.

5.3  Restoration and Retention of Shares.  If any Shares subject to an Award shall not be issued or transferred to a Participant and shall cease to be issuable or transferable to a Participant because of the forfeiture, termination, expiration or cancellation, in whole or in part, of such Award or for any other reason, or if any such Shares shall, after issuance or transfer, be reacquired by the Company because of the Participant’s failure to comply with the terms and conditions of an Award or for any other reason, the Shares not so issued or transferred, or the Shares so reacquired by the Company, as the case may be, shall no longer be charged against the limitation provided for in Section 5.1 and may be used thereafter for additional Awards under the Plan. To the extent an Award under the Plan is settled or paid in cash, Shares subject to such Award will not be considered to have been issued and will not be applied against the maximum number of Shares provided for in Section 5.1. If an Award may be settled in Shares or cash, such Shares shall be deemed issued only when and to the extent that settlement or payment is actually made in Shares. To the extent an Award is settled or paid in cash, and not Shares, any Shares previously reserved for issuance or transfer pursuant to such Award will again be deemed available for issuance or transfer under the Plan, and the maximum number of Shares that may be issued or transferred under the Plan shall be reduced only by the number of Shares actually issued and transferred to the Participant. The Committee may from time to time adopt and observe such procedures concerning the counting of Shares against the Plan maximum as it may deem appropriate.

ARTICLE 6

GRANT OF AWARDS

6.1  Award Agreement.  The grant of an Award shall be authorized by the Committee and may be evidenced by an Award Agreement setting forth the term of the Award, including the total number of Shares subject to the Award, the Option Price (if applicable), the Award Period, the Date of Grant, and such other terms, provisions, limitations, and Performance Goals, as are approved by the Committee, but not inconsistent with the Plan. The Company may execute an Award Agreement with a Participant after the Committee approves the issuance of an Award. Any Award granted pursuant to this Plan must be granted within 10 years of the date of adoption of this Plan. The grant of an Award to a Participant shall not be deemed either to entitle the Participant to, or to disqualify the Participant from, receipt of any other Award under the Plan.

6.2  Limitations on Awards.  The Plan is subject to the following limitations:

(a)  Options.  The Option Price of Options cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant of the Option. Subject to adjustment as provided in Articles 13 and 14, the maximum number of Shares that may be made subject to ISOs is 1,000,000.

(b)  SARs.  The SAR Price of a SAR cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant of the SAR.

(c)  Calendar Year Share Limit.  In the event the Company is subject to Section 162(m) of the Code, no Participant may receive during any calendar year Awards that are to be settled in Shares covering an aggregate of more than 1,000,000 Shares.

(d)  Calendar Year Cash Limit.  In the event the Company is subject to Section 162(m) of the Code, no Participant may receive during any calendar year Awards that are to be settled in cash covering an aggregate of more than $4,000,000.

(e)  Term.  The term of Awards may not exceed 10 years.

6.3  Rights as Shareholder.  Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or any authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder of the Company shall exist with respect to Shares, notwithstanding the exercise of any Award. Notwithstanding the above, a Participant awarded Restricted Stock shall have the right to vote and receive dividends with respect to such Shares.

6.4  Options.

(a)  In General.  The Committee may grant Options under the Plan. ISOs may be granted only to Employees. NQSOs may be granted to Employees, Consultants, and Non-Employee Directors. Section 102 Options may be granted only to Israeli Participants who are Employees. Any Option granted to a Nosei Misra shall be authorized and implemented only in accordance with the provisions of the Israeli Companies Law. Section 3(i) Options may be granted to Non-Israeli Employees, Non-Employee Directors, and Consultants. With respect to each Option, the Committee shall determine the number of Shares subject to the Option, the exercise price, the term of the Option, the time or times at which the Option may be exercised and whether the Option is an 3(i) Option, 102 Options, ISO, or a NQSO.

(b)  Vesting.  Subject to Article 14 of the Plan, Options shall vest upon satisfaction of the conditions set forth in the Award Agreement. Such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) other Performance Goals, as may be determined by the Committee in its sole discretion.

(c)  Special Rule for ISOs.  If the aggregate Fair Market Value of Shares (determined as of the Date of Grant) underlying ISOs that first become exercisable during any calendar year exceeds $100,000, the portion of the Option or Options not exceeding $100,000, to the extent of whole Shares, will be treated as an ISO and the remaining portion of the Option or Options will be treated as a NQSO’s. The preceding sentence will be applied by taking Options into account in the order in which they were granted.

6.5  Restricted Stock/Restricted Stock Units.  If Restricted Stock and/or Restricted Stock Units are granted to a Participant under an Award, the Committee shall establish: (i) the number of Shares of Restricted Stock and/or the number of Restricted Stock Units awarded, (ii) the price, if any, to be paid by the Participant for such Restricted Stock and/or Restricted Stock Units, (iii) the time or times within which such Award may be subject to forfeiture, (iv) Performance Goals of the Company, a Subsidiary, any division thereof or any group of Employees of the Company, or other criteria, if any, which the Committee determines must be met in order to remove any restrictions (including vesting) on such Award, and (v) all other terms, limitations, restrictions, and conditions of the Restricted Stock and/or Restricted Stock Units, which shall be consistent with this Plan. The provisions of Restricted Stock and/or Restricted Stock Units need not be the same with respect to each Participant.

(a)  Legend on Shares.  Each Participant who is awarded Restricted Stock shall be issued the number of Shares specified in the Award Agreement for such Restricted Stock, and such Shares shall be recorded in the Share transfer records of the Company and ownership of such Shares shall be evidenced by a certificate or book entry notation in the Share transfer records of the Company. Such Shares shall be registered in the name of the Participant, and shall bear or be subject to an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock. The Committee may require that the Share certificates or other evidence of ownership of the Shares of Restricted Stock be held in custody by the Company until the restrictions thereon shall have lapsed, and that the Participant deliver to the Committee a share power or share powers, endorsed in blank, relating to the Shares of Restricted Stock.

(b)  Restrictions and Conditions.  Shares of Restricted Stock and Restricted Stock Units shall be subject to the following restrictions and conditions:

(i)  Subject to the other provisions of this Plan and the terms of the particular Award Agreements, during such period as may be determined by the Committee commencing on the Date of Grant (the “Restriction Period”), the Participant shall not be permitted to sell, transfer, pledge or assign Shares of Restricted Stock and/or Restricted Stock Units.

(ii)  Except as provided in subparagraph (i) above and subject to the terms of a Participant’s Award Agreement, the Participant shall have, with respect to his or her Restricted Stock, all of the rights of a shareholder of the Company, including the right to vote the Shares, and the right to receive any dividends thereon. Subject to the terms of a Participant’s Award Agreement, certificates or evidence of ownership of Shares free of restriction under this Plan shall be delivered to the Participant promptly after, and only after, the Restriction Period shall expire without forfeiture in respect of such Shares. Certificates for the Shares forfeited under the provisions of the Plan shall be promptly returned to the Company by the forfeiting Participant. Each Participant, by his or her acceptance of Restricted Stock, shall irrevocably grant to the Company a power of attorney to transfer any Shares so forfeited to the Company and agrees to execute any documents requested by the Company in connection with such forfeiture and transfer.

(iii)  The Restriction Period of Restricted Stock and/or Restricted Stock Units shall commence on the Date of Grant and, subject to Article 14 of the Plan, shall expire upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) other Performance Goals, as may be determined by the Committee in its sole discretion.

6.6  SARs.

(a)  In General.  A SAR shall entitle the Participant to surrender to the Company the SAR, or portion thereof, as the Participant shall choose, and to receive from the Company in exchange therefore cash or Shares, as determined by the Committee in its discretion, in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the SAR) per Share over the SAR Price per Share specified in such SAR, multiplied by the total number of Shares of the SAR being surrendered. In the discretion of the Committee, the Company may satisfy its obligation upon exercise of an SAR by the distribution of that number of Shares having an aggregate Fair Market Value (as of the date of the exercise of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional Shares, or the Company may settle such obligation in part with Shares and in part with cash.

(b)  Vesting.  Subject to Article 14 of the Plan, SARs shall vest upon satisfaction of the conditions set forth in the Award Agreement; such conditions may provide for vesting based on (i) length of continuous service, (ii) achievement of specific business objectives, (iii) increases in specified indices, (iv) attainment of specified growth rates, or (v) other Performance Goals, as may be determined by the Committee in its sole discretion.

6.7  Special Rules for 102 Awards.   102 Awards granted to Participants and/or any Shares issued upon the exercise of such 102 Awards shall be issued to a trustee nominated by the Committee, and approved in accordance with the provisions of Section 102 of the Ordinance (the ''Trustee'') and held together with any Shares issued upon exercise of such 102 Awards for the benefit of the Participants for the minimum period required by applicable law without disqualifying such 102 Awards from treatment under Section 102 of the Ordinance. The Trustee will hold such 102 Awards or Shares resulting from the exercise thereof in accordance with the provisions of the Ordinance and the rules promulgated thereunder, the trust agreement and any other instructions the Committee may issue to him or her from time to time (so long as they do not contradict the Ordinance and the rules promulgated thereunder). The Trustee will transfer the 102 Awards or the Shares issued upon exercise of such 102 Awards, as the case may be, to the Participant upon his or her demand, provided, that the Trustee shall not release any 102 Awards which were not already exercised into Shares by the Participant or release any Shares issued upon exercise of such Options prior to the full payment of the withholding tax arising from such Options which were granted to him and/or any Shares issued upon exercise of such Options. The Participant may be required to execute a form of undertakings or waivers in favor of such Trustee in a customary form, as a condition for the grant of any Award. Subject to the provisions of Section 102 of the Ordinance (including the regulations promulgated thereunder), the Committee shall determine and approve the terms of engagement of the Trustee, and shall be authorized, subject to the provisions of applicable law, to designate from time to time a new Trustee and replace either of them at its sole discretion, and in the event of replacement of any existing Trustee, to instruct the transfer of all Options and Shares held by such Trustee at such time to its successor.

If a Participant exercises any Award or sells or releases any underlying Shares during the holding period mandated by Section 102 of the Ordinance, the sanctions under Section 102 of the Ordinance, and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Participant.

ARTICLE 7

AWARD PERIOD; VESTING

7.1  In General.  Unless otherwise provided for in the Award Agreement, or otherwise determined by the Committee in its sole discretion, Awards shall vest as follows:

(a)  Initial Grant.  With respect to the first Award granted to a Participant under the Plan, in the event that the Participant has not previously been granted options to purchase Shares of the Company under any other plan or sub-plan of the Company, 50% of the Award shall vest on the second anniversary of the Date of Grant, 25% of the Award shall vest on the third anniversary of the Date of Grant, and 25% of the Award shall vest on the fourth anniversary of the Date of Grant; provided, however, that the Participant is providing services to the Company and/or Subsidiary on each such anniversary date; and provided further, that, the vesting shall not commence prior to the date the Participant provides services to the Company and/or Subsidiary.

(b)  Subsequent Grant.  With respect to subsequent Awards granted to a Participant under the Plan or with respect to Awards made to a Participant that has previously been granted options to purchase Shares of the Company under any other plan or sub-plan of the Company, 25% of the Award shall vest on each anniversary of the Date of Grant; provided, however, that the Participant is providing services to the Company and/or Subsidiary on each such anniversary date.

7.2  Specific Powers of Committee.  The Committee, in its sole discretion, may determine that an Award will be immediately exercisable, in whole or in part, or that all or any portion may not be exercised until a date, or dates, subsequent to its Date of Grant, or until the occurrence of one or more specified events, subject in any case to the terms of the Plan. If the Committee imposes conditions upon exercise, then subsequent to the Date of Grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of the Award may be exercised.

ARTICLE 8

TERMINATION OF SERVICE

8.1  In General.  Unless otherwise provided in an Award Agreement, if a Participant’s employment or service as a Consultant or Non-Employee Director with the Company is terminated (other than for Cause, or by reason of death or disability or retirement, as determined by the Committee in its sole discretion), then the portion of the Award that is not vested as of the date of such termination shall automatically lapse and be forfeited. The portion, if any, of the Award (other than Awards of Restricted Stock or Restricted Stock Units) that is vested as of the date of such termination shall automatically lapse and be forfeited at the close of business on the 180th day following the effective date of such Participant’s termination.

8.2  Special Provision Regarding Non-Employee Directors.  In the event that the service of any Non-Employee Director who has served for five years or more on the Board of Directors is terminated or discontinued for any reason other than cause, all unvested Awards held by such director shall automatically vest and become exercisable immediately prior to such termination or discontinuance. If such termination of service is due to applicable statutory requirements, death, disability or other forced cessation of service, such vested Awards may be exercised until the expiration date of the Award. In all other circumstances, all vested Awards must be exercised within the 180-day period following termination or discontinuance of service as set forth in Section 8.1 above.

8.3  Death; Disability; Retirement.  Unless otherwise provided in an Award Agreement, if a Participant’s employment or service as a Consultant or Non-Employee Director with the Company is terminated by reason of death, disability or retirement (as determined by the Committee in its sole discretion), then the portion of the Award that is not vested as of the date of such termination shall automatically lapse and be forfeited. The portion, if any, of the Award (other than Awards of Restricted Stock or Restricted Stock Units) that is vested as of the date of such termination shall automatically lapse and be forfeited at the close of business on the 12-month anniversary of the date of such Participant’s termination.

8.4  Termination for Cause.  If a Participant’s employment or service as a Consultant or Non-Employee Director is terminated by the Company for Cause, the Participant’s entire Award, whether vested or unvested, shall automatically lapse and be forfeited on the date of such termination, or the date of termination notice to Participant, which ever is earlier.

ARTICLE 9

EXERCISE OF AWARD

9.1  In General.

(a)  A vested Award may be exercised at such times and in such amounts as provided in this Plan and the applicable Award Agreement, subject to the terms, conditions, and restrictions of the Plan.

(b)  In no event may an Award be exercised or Shares to be issued pursuant to an Award if a necessary listing or quotation of the Shares on a stock exchange or inter-dealer quotation system or any registration under any laws required under the circumstances has not been accomplished. No Award may be exercised for a fractional Share.

9.2  Stock Options.

(a)  Subject to such administrative regulations as the Committee may from time to time adopt, an Option may be exercised by the delivery of the Exercise Notice to the Company, in such form and method as may be determined by the Company and, when applicable, the Trustee, which exercise shall be effective upon receipt of such notice by the Company at its principal office and the applicable payment of the exercise price of the exercised options, as described herein. The notice shall specify the number of Shares with respect to which the Option is being exercised. On the Exercise Date, the Participant shall deliver to the Company consideration with a value equal to the total Option Price of the Shares to be purchased. The acceptable form(s) of consideration for the total Option Price shall be specified in the Award Agreement. Such consideration may include the following: (a) cash, check, bank draft, or money order payable to the order of the Company, (b) Shares owned by the Participant on the Exercise Date, valued at its Fair Market Value on the Exercise Date, (c) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the Shares purchased upon exercise of the Option and promptly deliver to the Company the amount of sale proceeds necessary to pay such purchase price, (d) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions from the Participant to a broker or dealer, reasonably acceptable to the Company, to sell all of the Shares purchased upon exercise of the Option and promptly deliver to the Company the amount of sale proceeds necessary to pay such purchase price, (e) a cashless exercise mechanism approved by the Company in compliance with Section 402 of the Sarbanes Oxley Act, and/or (e) in any other form of valid consideration that is acceptable to the Company in its sole discretion.

(b)  Upon payment of all amounts due from the Participant, the Company shall cause Shares then being purchased to be delivered as directed by the Participant (or the person exercising the Participant’s Option in the event of his death) at its principal business office promptly after the Exercise Date; provided that if the Participant has exercised an ISO, the Company may at its option retain possession of the Shares acquired upon exercise until the expiration of the holding periods described in Section 422(a)(1)of the Code. The obligation of the Company to deliver Shares shall, however, be subject to the condition that if at any time the Committee shall determine in its discretion that the listing, registration, or qualification of the Option or the Shares upon any securities exchange or inter-dealer quotation system or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the Option or the issuance or purchase of Shares thereunder, the Option may not be exercised in whole or in part unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

(c)  If the Participant fails to pay for any of the Shares specified in such notice or fails to accept delivery thereof, the Participant’s right to purchase such Shares may be terminated by the Company.

(d)  Options granted under the Option Plan shall not be transferable by Participant other than by will or laws of descent and distribution and during a Participants' lifetime shall be exercisable only by that Participant.

9.3  SARs.  Subject to the conditions of this Section and such administrative regulations as the Committee may from time to time adopt, an SAR may be exercised by the delivery (including by fax) of the Exercise Notice to the Company . On the Exercise Date, the Participant shall receive from the Company in exchange therefore cash in an amount equal to the excess (if any) of the Fair Market Value (as of the date of the exercise of the SAR) per Share over the SAR Price per Share specified in such SAR, multiplied by the total number of Shares of the SAR being surrendered. In the discretion of the Committee, the Company may satisfy its obligation upon exercise of a SAR by the distribution of that number of Shares having an aggregate Fair Market Value (as of the date of the exercise of the SAR) equal to the amount of cash otherwise payable to the Participant, with a cash settlement to be made for any fractional Shares, or the Company may settle such obligation in part with Shares and in part with cash.

9.4  Tax Payment Election.  Subject to the approval of the Committee, and to any rules and limitations as the Committee may adopt, a person exercising an Award may make the payment of the amount of any taxes required to be collected or withheld by the Company in connection with such exercise in whole or in part by electing, at or before the time of exercise, either (i) to have the Company withhold from the number of Shares otherwise deliverable a number of Shares whose value equals the amount of the applicable supplemental wage withholding required plus any required state, local or employment tax withholdings, (ii) to deliver certificates for other Shares owned by the person exercising the Award, endorsed in blank with appropriate signature guarantee, having a value equal to the amount otherwise to be collected or withheld, or (iii) in the event of an exercise immediately followed by a sale of the underlying Shares, to have the broker executing such transaction deduct the required tax from the sale proceeds and transfer it to the Company.

ARTICLE 10

SPECIAL PROVISIONS
APPLICABLE TO COVERED PARTICIPANTS

Awards subject to Performance Goals paid to Covered Participants under this Plan shall be governed by the conditions of this Article 10 in addition to the requirements of Article 6, above. Should conditions set forth under this Article 10 conflict with the requirements of Article 6, the conditions of this Article 10 shall prevail.

10.1  Establishment of Performance Goals.  All Performance Goals, relating to Covered Participants for a relevant Performance Period shall be established by the Committee in writing prior to the beginning of the Performance Period, or by such other later date for the Performance Period as may be permitted under Section 162(m) of the Code. The Performance Goals may be identical for all Participants or, at the discretion of the Committee, may be different to reflect more appropriate measures of individual performance.

10.2  Performance Goals.  The Committee shall establish the Performance Goals relating to Covered Participants for a Performance Period in writing. Performance Goals may include alternative and multiple Performance Goals and may be based on one or more business and/or financial criteria. In establishing the Performance Goals for the Performance Period, the Committee in its discretion may include one or any combination of the following criteria in either absolute or relative terms, for the Company or any Subsidiary:

(a) Increased revenue;

(b) Net income measures (including but not limited to income after capital costs and income before or after taxes);

(c) Stock price measures (including but not limited to growth measures and total stockholder return);

(d) Market Share;

(e) Earnings per Share (actual or targeted growth);

(f) Cash flow measures (including but not limited to net cash flow and net cash flow before financing activities);

(g) Return measures (including but not limited to return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors’ capital and return on average equity);

(h) Operating measures (including but not limited to operating income, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes, and production efficiency); and

(i) Expense measures (including but not limited to cost-per-barrel, overhead cost and general and administrative expense).

10.3  Compliance with Section 162(m).  The Performance Goals must be objective and must satisfy third party “objectivity” standards under Section 162(m) of the Code, and the regulations promulgated thereunder. In interpreting Plan provisions relating to Awards subject to Performance Goals paid to Covered Participants, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulation §1.162-27(e)(2)(i), and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions.

10.4  Adjustments.  The Committee is authorized to make adjustments in the method of calculating attainment of Performance Goals in recognition of: (i) extraordinary or non-recurring items, (ii) changes in tax laws, (iii) changes in generally accepted accounting principles or changes in accounting principles, (iv) charges related to restructured or discontinued operations, (v) restatement of prior period financial results, and

(vi) any other unusual, non-recurring gain or loss that is separately identified and quantified in the Company’s financial statements. Notwithstanding the foregoing, the Committee may, at its sole discretion, reduce the performance results upon which Awards are based under the Plan, to offset any unintended result(s) arising from events not anticipated when the Performance Goals were established, or for any other purpose, provided that such adjustment is permitted by Section 162(m) of the Code.

10.5  Discretionary Adjustments.  The Performance Goals shall not allow for any discretion by the Committee as to an increase in any Award, but discretion to lower an Award is permissible.

10.6  Certification.  The Award and payment of any Award under this Plan to a Covered Participant with respect to a relevant Performance Period shall be contingent upon the attainment of the Performance Goals that are applicable to such Covered Participant. The Committee shall certify in writing prior to payment of any such Award that such applicable Performance Goals relating to the Award are satisfied. Approved minutes of the Committee may be used for this purpose.

10.7  Other Considerations.  All Awards to Covered Participants under this Plan shall be further subject to such other conditions, restrictions, and requirements as the Committee may determine to be necessary to carry out the purpose of this Article 10.

ARTICLE 11

AMENDMENT OR DISCONTINUANCE

11.1  In General.  Subject to the limitations set forth in this Article 11, the Committee may at any time and from time to time, without the consent of the Participants, alter, amend, revise, suspend, or discontinue the Plan in whole or in part; provided, however, that no amendment which requires shareholder approval under the rules of any over-the-counter market or national securities exchange on which Shares are listed (or in order for the Plan and Awards awarded under the Plan to comply with Section 422 or Section 162(m) of the Code, including any successors to such Sections), shall be effective unless such amendment shall be approved by the requisite vote of the shareholders of the Company entitled to vote thereon. Any such amendment shall, to the extent deemed necessary or advisable by the Committee, be applicable to any outstanding Award theretofore granted under the Plan, notwithstanding any contrary provisions contained in any Award Agreement. In the event of any such amendment to the Plan, the holder of any Award outstanding under the Plan shall, upon request of the Committee and as a condition to the exercisability thereof, execute a conforming amendment in the form prescribed by the Committee to any Award Agreement relating thereto.

11.2  Amendments to Awards.  The Committee may waive any conditions or rights under, amend any terms of, or alter any Award theretofore granted; provided that, unless required by law, no action contemplated or permitted by this Article 11 shall adversely effect (as reasonably determined by the Committee) any rights of Participants or obligations of the Company to Participants with respect to any Award theretofore granted under the Plan without the consent of the affected Participant.

ARTICLE 12

EFFECTIVE DATE AND TERM

The Plan shall be effective as of [DATE]. Subject to earlier termination pursuant to Article 11, the Plan shall have a term of 10 years from its effective date and will terminate on [DATE]. After termination of the Plan, no future Awards may be made. However, any Awards granted before that date will continue to be effective in accordance with their terms and conditions.

ARTICLE 13

CAPITAL ADJUSTMENTS

13.1  In General.  If at any time while the Plan is in effect, or Awards are outstanding, there shall be any increase or decrease in the number of issued and outstanding Shares resulting from (1) the declaration or payment of a stock dividend, (2) any recapitalization resulting in a stock split-up, combination, or exchange of

Shares, or (3) other increase or decrease in such Shares effected without receipt of consideration by the Company, then, to the extent the Committee determines that an adjustment is desirable to prevent the dilution or enlargement of the rights of Participants under the Plan:

(a)  An appropriate adjustment shall be made in the maximum number of Shares then subject to being awarded under the Plan and in the maximum number of Shares that may be awarded to a Participant to the end that the same proportion of the Company’s issued and outstanding Shares shall continue to be subject to being so awarded.

(b)  Appropriate adjustments shall be made in the number of Shares and the Option Price thereof then subject to purchase pursuant to each such Option previously granted and unexercised, to the extent that the same proportion of the Company’s issued and outstanding Shares in each such instance shall remain subject to purchase at the same aggregate Option Price.

(c)  Appropriate adjustments shall be made in the number of SARs and the SAR Price thereof then subject to exercise pursuant to each such SAR previously granted and unexercised, to the extent that the same proportion of the Company’s issued and outstanding Shares in each instance shall remain subject to exercise at the same aggregate SAR Price.

(d)  Appropriate adjustments shall be made in the number of outstanding Shares of Restricted Stock and the number of Restricted Stock Units with respect to which restrictions have not yet lapsed prior to any such change.

13.1A  Cash Dividends.  In the event the Company distributes a dividend in cash and the record date for such distribution is subsequent to the Date of Grant of an Option but prior to the exercise or other termination of such Option, the Committee may in its discretion determine that the exercise price of all or any portion of such outstanding Option shall be reduced by the dividend amount, net of applicable tax.

13.2  Issuance of Shares or Other Convertible Securities.  Except as otherwise expressly provided herein, the issuance by the Company of Shares of any class, or securities convertible into Shares of any class, either in connection with direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of Shares or obligations of the Company convertible into such Shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to (i) the number of or Option Price of Shares then subject to outstanding Options granted under the Plan, (ii) the number of or SAR Price or SARs then subject to outstanding SARs granted under the Plan, (iii) the number of outstanding Shares of Restricted Stock, or (iv) the number of outstanding Restricted Stock Units.

13.3  Notification.  Upon the occurrence of each event requiring an adjustment with respect to any Award, the Company shall notify each affected Participant its computation of such adjustment, which shall be conclusive and shall be binding upon each such Participant.

ARTICLE 14

RECAPITALIZATION, MERGER AND CONSOLIDATION; CHANGE OF CONTROL

14.1  Adjustments, Recapitalizations, Reorganizations, or Other Adjustments.   The existence of this Plan and Awards granted hereunder shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company’s capital structure and its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or preference stocks ranking prior to or otherwise affecting the Shares or the rights thereof (or any rights, options, or warrants to purchase same), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

14.2  Acquiring Entity.  Subject to any required action by the stockholders, if the Company shall be the surviving or resulting corporation in any merger, consolidation or Share exchange, any Award granted hereunder shall pertain to and apply to the securities or rights (including cash, property, or assets) to which a Participant would have been entitled.

14.3  Acquired Entity.  In the event of any merger, consolidation or Share exchange pursuant to which the Company is not the surviving or resulting corporation, the Committee, without the consent of any Participant, shall have the sole discretion to determine the treatment of any outstanding Awards under this Plan. For purposes of clarity, the Committee’s determination under this Section 14.3 shall not be an amendment to an Award subject to Section 11.2. Notwithstanding the above, in the event the successor corporation does not agree to assume an Award, any unvested portion of such Award shall become fully vested and exercisable as of the date 10 days prior to the effective date of the transaction, provided, however, that a Participant has been employed or providing services to the Company at least one year prior to such date.

14.4  Change of Control.  Unless otherwise provided in an Award Agreement, notwithstanding any other provision in this Plan to the contrary, if, as of or within twelve months following a Change of Control, a Participant’s employment or service with the Company is terminated (i) by the Company without Cause (for purposes of clarity, such a termination of employment or service shall not include a termination which occurs because of the Participant’s death or disability) or (ii) by the Participant in circumstances of Constructive Termination, the unvested portion of any Awards then held by such Participant (or the Trustee, where applicable) shall thereupon automatically be accelerated and exercisable in full and all Restriction Periods applicable to Awards of Restricted Stock and/or Restricted Stock Units shall automatically expire. The determination of the Committee that any of the foregoing conditions has been met shall be binding and conclusive on all parties.

ARTICLE 15

LIQUIDATION OR DISSOLUTION

In case the Company sells all or substantially all of its property, or dissolves, liquidates, or winds up its affairs (each, a “Dissolution Event”), the Participant shall receive, to the extent the Participant is vested in an Award, the same kind and amount of any securities or assets as may be issuable, distributable, or payable upon any such sale, dissolution, liquidation, or winding up with respect to each Share of the Company.

ARTICLE 16

ADDITIONAL AUTHORITY OF COMMITTEE

In addition to the Committee’s authority set forth elsewhere, in order to maintain a Participant’s rights in the event of any Change of Control or Dissolution Event described under Articles 14 and 15, the Committee, as constituted before the Change of Control or Dissolution Event, is hereby authorized, and has sole discretion, as to any Award, either at the time the Award is made hereunder or any time thereafter, to take any one or more of the following actions:

(a) provide for the acceleration of any time periods relating to the vesting, exercise or realization of the Award so that the Award may be exercised or realized in full on or before a date fixed by the Committee;

(b) provide for the purchase of any Award, upon the Participant’s request, for an amount of cash equal to the amount that could have been attained upon the exercise of the Award or realization of the Participant’s rights in the Award had the Award been currently exercisable or payable;

(c) adjust any outstanding Award as the Committee deems appropriate to reflect the Change of Control or Dissolution Event; or

(d) cause any outstanding Award to be assumed, or new rights substituted therefor, by the acquiring or surviving corporation after a Change of Control or successor following a Dissolution Event.

(e) The Committee may in its discretion include other provisions and limitations in any Award Agreement as it may deem equitable and in the best interests of the Company.

ARTICLE 17

MISCELLANEOUS PROVISIONS

17.1  Code Section 409A.  It is intended that the payments and benefits under the Plan comply with, or as applicable, constitute a short-term deferral or otherwise be exempt from, the provisions of Section 409A of the Code and related regulations (“Section 409A”). Notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under the Plan would result in the imposition of an applicable tax under Section 409A, that Plan provision or Award may be reformed to avoid imposition of the applicable tax and no action taken to comply with Section 409A shall be deemed to adversely affect the Participant’s rights to an Award.

17.2  Investment Intent.  The Company may require that there be presented to and filed with it by any Participant under the Plan, such evidence as it may deem necessary to establish that the Awards granted or the Shares to be purchased or transferred are being acquired for investment and not with a view to their distribution.

17.3  No Right to Continued Employment.  Neither the Plan nor any Award granted under the Plan shall confer upon any Participant any right with respect to continuance of employment by the Company or any Subsidiary.

17.4  Delegation.  Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers or managers of the Company or any Affiliate, or to a committee of such officers or managers, the authority, subject to the terms and limitations the Committee shall determine, to grant Awards or to cancel, modify or waive rights with respect to, or to amend, suspend, or terminate Awards.

17.5  Indemnification of Board and Committee.  No member of the Board or the Committee, nor any officer or employee of the Company acting on behalf of the Board or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company acting on their behalf shall, to the fullest extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination, or interpretation.

17.6  Effect of the Plan.  Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted an Award or any other rights except as may be evidenced by an Award Agreement, or any amendment thereto, duly authorized by the Committee and executed on behalf of the Company, and then only to the extent and upon the terms and conditions expressly set forth therein.

17.7  Compliance with Laws and Regulations.  Notwithstanding anything contained herein to the contrary, the Company shall not be required to sell or issue Shares under any Award if the issuance thereof would constitute a violation by the Participant or the Company of any provisions of any law or regulation of any governmental authority or any national securities exchange or inter-dealer quotation system or other forum in which Shares are quoted or traded (including without limitation Section 162(m) of the Code), and, as a condition of any sale or issuance of Shares under an Award, the Committee may require such agreements or undertakings, if any, as the Committee may deem necessary or advisable to assure compliance with any such law or regulation. The Plan, the grant and exercise of Awards hereunder, and the obligation of the Company to sell and deliver Shares, shall be subject to all applicable laws, rules and regulations and to such approvals by any government or regulatory agency as may be required.

17.8  Severability.  If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

17.9  Tax Requirements, Withholding.

(a)  In General.  The Company or any Affiliate is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes with respect to an Award, its exercise, the lapse of restrictions thereon, payment or transfer under an Award or under the Plan, and to take any other action necessary in the opinion of the Company to satisfy all obligations for the payment of the taxes. Such payments shall be required to be made prior to the delivery of any Shares. Such payment may be made in cash, by check, or through the delivery of Shares owned by the Participant (which may be effected by the actual delivery of Shares by the Participant or by the Company’s withholding a number of Shares to be issued upon the exercise of a Share, if applicable), or any combination thereof.

(b)  102 Awards.   With respect to 102 Awards, the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including the withholding of taxes at source. The Board, the Committee and/or the Trustee shall not be required to release any Share certificate, issued upon exercise of the 102 Awards to a Participant until all required payments have been fully made.

17.10  Assignability.  Awards may not be transferred or assigned other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant or the Participant’s legally authorized representative, and each Award Agreement in respect of an Award shall so provide.

17.11  No Trust or Fund Created.  Except for 102 Awards or as otherwise required under applicable law, neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or any fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

17.12  Use of Proceeds.  Proceeds from the sale of Shares pursuant to Awards granted under this Plan shall constitute general funds of the Company.

17.13  Governing Law.  The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be determined in accordance with the laws of Israel without giving effect to its choice of law provisions.

17.14  No Fractional Shares.  No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether fractional Shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

17.15  Headings.  Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. The headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

17.16  Construction.  Use of the term “including” in this Plan shall be construed to mean “including but not limited to.”